SECURITIES AND EXCHANGE
                           COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    COMTEX NEWS NETWORK, INC.

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                         NAME OF ISSUER)

             Common Stock, par value $0.01 per share
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                (TITLE OF CLASS OF SECURITIES)

                            205914104
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             (CUSIP Number of Class of Securities)

                          C.W. Gilluly
                       4900 Seminary Road
                            Suite 600
                   Alexandria, Virginia  22311
                         (703) 820-2000

                            Copy To:
                          Marc P. Levy
                      Holland & Knight LLP
                    2099 Pennsylvania Avenue
                            Suite 100
                      Washington, DC  20006
                         (202) 955-3000
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      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                        February 20, 2002
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     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [  ]

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.W. Gilluly

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)
     (B)  X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER        1,144,500

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER      2,323,006

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER   1,144,500

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER 2,323,006

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   4,467,506

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    34%

14.  TYPE OF REPORTING PERSON                     IN

Item 1.   Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share ("COMTEX Common Stock"), of COMTEX News Network, Inc., a New York Corporation (the "Issuer"). The address of the Issuer's principal executive office is 4900 Seminary Road, Suite 600, Alexandria, Virginia 22311.


Item 2.   Identity and Background

     The Statement is filed on behalf of C.W. Gilluly.  Dr.
Gilluly is Chairman of the Board of Directors of the Issuer.  Dr.
Gilluly served as President of the Issuer from June 1992 until May 1993 and as Chief Executive Officer from June 1992 to
September 1997.

     The present principal occupation and the principal business of Dr. Gilluly is Chairman and Chief Executive Officer of AMASYS Corporation, a Delaware Corporation (SEC File No. 0-21555).
Dr. Gilluly's business address is 4900 Seminary Road, Suite 600, Alexandria, Virginia 22311.

     During the past five years, Dr. Gilluly has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Gilluly is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     Dr. Gilluly exercised two separate options on February 20, 2002 to purchase COMTEX Common Stock. The first option was an option jointly owned with Dr. Gilluly's spouse to purchase 2,130,503 shares of COMTEX Common Stock at an exercise price of $0.10 per share. Dr. Gilluly used personal funds to exercise this option.

     The second option was an option jointly owned with Dr. Gilluly's spouse to purchase 2,192,503 shares of COMTEX
Common Stock at an exercise price of $0.10 per share.
Dr. Gilluly and his spouse used personal funds to exercise this option.

Item 4.   Purpose of Transaction

     AMASYS Corporation received certain assets of Infotechnology, Inc. ("Infotech"), a Delaware Corporation, following the completion of Infotech's bankruptcy reorganization, in accordance with the Assignment and Assumption Agreement, dated October 11, 1996, resulting in AMASYS owning 4,693,940 of the issued and outstanding shares of COMTEX Common Stock. Of the COMTEX Common Stock owned by AMASYS, 2,540,503 were subject to an option by Dr. Gilluly with an exercise price of $0.10 per share. Such option had an expiration date of February 20, 2002 and Dr. Gilluly exercised this option as it related to 2,130,503 shares of COMTEX Common Stock prior to its expiration and transferred their rights to the remaining 410,000 shares of COMTEX Common Stock to unrelated third parties.

     In addition, and as a result of guarantees and related loans from Dr. Gilluly and his spouse to the Issuer in February 1995, Dr. Gilluly and his spouse held an option to purchase 2,540,503 shares of COMTEX Common Stock with an exercise price of $0.10 per share. Such option had an expiration date of February 20, 2002 and Dr. Gilluly and his spouse exercised this option as it related to 2,192,503 shares of COMTEX Common Stock prior to its expiration and transferred their rights to the remaining 348,000 shares of COMTEX Common Stock to unrelated third parties.

     Dr. Gilluly owns an additional 44,500 shares of COMTEX Common Stock pursuant to an exercise of options under the COMTEX News Network, Inc. 1995 Stock Option Plan (the "Option Plan"). Dr. Gilluly also has the right to acquire 100,000 shares of COMTEX Common stock upon the exercise of vested options granted under the Option Plan (the "Option Plan").

     Dr. Gilluly's spouse owns 1,000,000 shares of COMTEX Common
Stock for which she has sole dispositive and voting power.
Dr. Gilluly disclaims beneficial ownership thereof.

     Apart from the foregoing, Dr. Gilluly does not have any other plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Dr. Gilluly reserves his rights to develop such plans or proposals and to consider and address any matters, including such plans and proposals, that may come before the Issuer or before Dr. Gilluly in his capacity as a Director of the Issuer.

     In the future, Dr. Gilluly may determine to purchase additional shares of the Issuer's capital stock or may determine to sell shares of the Issuer's capital stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.   Interest in Securities of the Issuer

     (a) The Issuer's total issued and outstanding capital stock is 13,088,744 shares of COMTEX Common Stock. In the aggregate, Dr. Gilluly and his spouse own 4,467,506 shares or 34% of the Issuer's issued and outstanding COMTEX Common Stock.

     (b) Dr. Gilluly owns 1,144,500 shares of COMTEX Common Stock as to which he has sole power to vote and sole dispositive power. Dr. Gilluly owns 2,323,006 shares of COMTEX Common Stock as to which he shares voting power and dispositive power with his spouse. Dr. Gilluly's spouse owns 1,000,000 shares of COMTEX Common Stock for which she has sole dispositive and voting power. Dr. Gilluly disclaims beneficial ownership of these shares and the filing of this Schedule 13D shall not be construed as an admission that Dr. Gilluly is the beneficial owner of these shares.

     (c) Dr. Gilluly individually owns 1,144,500 shares of COMTEX Common Stock, representing approximately 8.7% of COMTEX's Common Stock in connection with his exercise of a stock option jointly with his spouse. In addition, Dr. Gilluly, together with his spouse, owns 2,323,006 shares of COMTEX Common Stock, representing approximately 17.7% of COMTEX's Common Stock in connection with their exercise of a stock option jointly owned thereby. Both of these options had an exercise price of $0.10 per share of COMTEX Common Stock and were exercised prior to their expiration date of February 20, 2002.

     There have been no other transactions in the Issuer's COMTEX
Common Stock that were affected by or on behalf of Dr. Gilluly in the past 60 days.

     (d) Dr. Gilluly exercised two separate options on February 20, 2002 to purchase COMTEX Common Stock. The first option was an option to purchase 2,130,503 shares of COMTEX Common Stock at an exercise price of $0.10 per share. Dr. Gilluly used personal funds to exercise this option. The second option was an option to purchase 2,192,503 shares of COMTEX Common Stock at an exercise price of $0.10 per share.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     In connection with the Infotech bankruptcy, AMASYS was assigned a note receivable from COMTEX. In June 1999, COMTEX executed an amended note to AMASYS to incorporate outstanding interest of approximately $254,000 into the principal amount of the note payable to AMASYS due July 1, 2002. The note bears interest at a rate of 10% on the principal balance of $953,954 at June 30, 2001. Principal payments of $33,000 and approximately $97,000 in interest payments were made to AMASYS during the fiscal year ended June 30, 2001. The Note is collateralized by a continuing interest in all receivables, all products of such receivables and the proceeds thereof, all purchase orders, and all patents and technology now or hereafter held or received by COMTEX.

     During August 2001, AMASYS and COMTEX signed an amendment to the Note Payable to AMASYS (Second Amendment to Amended, Consolidated and Restated 10% Senior Subordinated Secured Note) (the "Amended Note") extending the term of the note until July 1, 2008. In addition to the extension of the term, the Amended Note includes a provision for AMASYS to convert all or a portion of the outstanding principal amount, plus accrued interest, into common stock of COMTEX. The Amended Note is convertible at a price of $1.00 per share, which price increases by $0.10 upon each anniversary of the amendment.

     Dr. Gilluly is the Chairman of the Board of Directors and Chief Executive Officer of AMASYS and Chairman of the Board of
Directors of the Issuer.

Item 7.   Material to Be Filed as Exhibits
     Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


                              /s/ C.W. Gilluly
                              ____________________
                              C.W. Gilluly


Dated:  March 4, 2002

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